INDEPENDENT AUDITORS’ CONSENT

We hereby consent to the use in this Annual Report on Form 40-F of Alimentation Couche-Tard Inc. of our report dated July 14, 2009 relating to Alimentation Couche-Tard Inc.’s consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 40-F for the fiscal year ended April 26, 2009.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Montréal, Canada
July 14, 2009